August 11, 2005

Mr. George Ohsiek

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:                             AES Red Oak, LLC

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 30, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005

File No. 333-40478

Dear Mr. Oshiek:

I have received your comment letter dated July 28, 2005, addressed to Mr. Barry J. Sharp, Executive Vice President and Chief Financial Officer of The AES Corporation.  The comments in your letter addressed filings of AES Red Oak, LLC (the “Company”) as well as filings of AES Ironwood, LLC, IPALCO Enterprises, Inc. and AES Eastern Energy, LP.  This letter provides responses to comments concerning AES Red Oak, LLC only.  The responses related to the other referenced registrants will be addressed by the other referenced registrants individually.  This letter includes your comments in italics and then our response directly following the comment.

General

1.                                      Unless otherwise noted, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.  Although each comment has been issued only once, the comments below may be applicable to each registrant reviewed.

As noted in our responses below, we will make the changes to the specified disclosures in our future filings.

Statements of Changes in Member’s Capital, page 45

3.                                      Please explain your basis under GAAP for charging dividends paid against accumulated deficit rather than additional paid-in capital for both AES Ironwood, LLC and AES Red Oak, LLC.

Staff Accounting Bulletin Topic 3:C and ETIF Topic D-98 state that dividends shall be charged against retained earnings, or, in the absence of retained earnings, charged to  additional paid-in capital.  In our Consolidated Statements of Changes in Member’s Capital on page 45 of our Form 10-K as filed with the Securities of Exchange

Commission on March 30, 2005, we disclosed that we recorded $2 million and $1.05 million of dividends as an increase to Member’s Deficit, a component of Total Member’s Equity, during the years ended December 31, 2002 and 2003, respectively.  The dividends were recorded in error as the dividends should have been recorded as a reduction to Contributed Capital, a component of Total Member’s Equity.

As the error results in no change to Total Member’s Equity, or any asset or liability on the Consolidated Balance Sheets and results in no change to any amount presented on the Consolidated Statements of Operations as reported in our Form 10-K or Form 10-Q referred to in this response, we believe those financial statements are not materially misstated and can be relied upon by users and potential users of those financial statements.  We intend to correct this error in our quarterly report on Form 10-Q for the six month period ended June 30, 2005 to be filed with the Securities and Exchange Commission on or  before August 15, 2005, with the following disclosure in the footnotes to the Condensed Consolidated Financial Statements:

Certain reclassifications have been made to conform to the current presentation.  Such reclassifications also include the correction for $3.05 million of dividends that were erroneously recorded against member’s deficit.  In the absence of retained earnings, the Company should have recorded the dividends as a reduction to contributed capital, a component of total member’s capital.  This correction had no impact on total member’s capital.

Item 9A. Controls and Procedures, page 57

5.                                      We note your disclosure that your principal executive officer and principal financial officer, “conclude that as of December 31, 2004, [your] disclosure controls and procedures were effective to provide reasonable assurance that material information relating to [you] and [your] consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”  Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to you management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  Please also revise your Item 9A disclosure for AES Red Oak, LLC, IPALCO Enterprises, Inc. and AES Eastern Energy, LP.

We will revise future filings, as applicable, to include that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The revision to be included is as follows:

Based upon the controls evaluation performed, the CEO and CFO have concluded that as of June 30, 2005, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, including that such information is accumulated and communicated to management, including the chief executive officer and chief financial officer,  as appropriate to allow timely decisions regarding required disclosure.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 1. Business – Employees, page 5

6.                                      We note your disclosure that you have no employees other than 6 officers and that such officers receive no compensation for the services they provide.  We assume The AES Corporation compensates these officers and we would expect these costs to be allocated to you.  Please tell us whether or not you record compensation expense related to these officers.  If not, please justify in detail and tell us the estimated amount of compensation expense had the cost been allocated to you.  See SAB Topic 1:B.

We disclosed on page 5 of our Form 10-K as filed with the Securities and Exchange Commission on March 30, 2005 the following:

The Company’s officers receive no compensation for the services they provide to the Company or for any transactions between the Company and its affiliates. Under the operations agreement, AES Sayreville has managed the development and construction of and now operates and maintains the Company’s facility. The direct labor personnel and the plant operations management are employees of The AES Corporation provided to AES Sayreville under a services agreement.  As of December 31, 2004, The AES Corporation provided 27 employees to work at its facility.

Three of the six officers (the CEO, Vice President and CFO) are among the 27 employees that work at the facility under the operations and services agreement. While these three individuals receive no compensation as officers from the Company, 100% of all their compensation expense (including benefits) is included in “other operating expenses” on the Company’s Consolidated Statement of Operations.

The other three officers that are employed by The AES Corporation, including the Secretary, Assistant Secretary and Treasurer of AES Red Oak, LLC, perform very limited services for AES Red Oak, LLC. The costs for these three individuals, who do not work at the facility, are included in support services allocated to AES Red Oak, LLC under a services agreement with The AES Corporation and are recorded as corporate management fees included on the Consolidated Statements of Operations of AES Red Oak, LLC.

Note 2. Significant Accounting Policies, page 46

11.                               We note that AES Eastern Energy LP accounts for spare parts as inventory on the balance sheet while AES Red Oak, LLC classifies spare parts as property, plant and equipment.  Please explain the reason for this disparate treatment.  In doing so, please ensure you tell us in more detail the nature of the spare parts inventory.

AES Red Oak, LLC’s spare parts inventory primarily consists of rotable and other capital related spare parts.  Spare parts inventory is capitalized and depreciated once placed in service.  Spare Parts Inventory is reported at cost and is included in Property, Plant and Equipment.

In connection with responding to your comments, we acknowledge the following:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can provide any further information or if the staff would like to discuss our responses, please call me at 732-238-1462 (ext. 102).

Sincerely,

/s/ Thomas P. Keating
Thomas P. Keating
Chief Financial Officer